ATA INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 18, 2011

On October 18, 2011, ATA Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 3 p.m., local time, at Wynn Macau, Rua Cidade de Sintra, NAPE, Macau for the following purposes:

1.	Re-election of each of Kevin Xiaofeng Ma and Walter Lin Wang as a class A director of the Company.

2.	Appointment of KPMG as the Company’s independent auditor for the fiscal year ending March 31, 2012.

3.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominee for director in the attached proxy statement. Only shareholders registered in the register of members at the close of business on September 13, 2011 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Benson Tsang, Investor Relations, ATA Inc., 8th Floor, Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2011Annual Report are also available through our website at http://www.ata.net.cn.

By Order of the Board of Directors,

/s/ Kevin Xiaofeng Ma

Kevin Xiaofeng Ma

Chairman of the Board and

Chief Executive Officer

September 5, 2011